

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 21, 2010

Via U.S. Mail

Mr. Richard E. Forkey
Chief Executive Officer
Precision Optics Corporation, Inc.
22 East Broadway
Gardner, MA   01440-3338

> **Re: Precision Optics Corporation, Inc.**
> **Form 10-K for fiscal year ended June 30, 2009**
> **Filed September 28, 2009**
> **File No. 1-10647**

Dear Mr. Forkey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief